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                                                             [LINCOLN LIFE LOGO]

JEFFREY A. BRINE
ASSISTANT VICE PRESIDENT & SENIOR COUNSEL
LAW DEPARTMENT
THE LINCOLN NATIONAL LIFE INSURANCE COMPANY
350 CHURCH STREET
HARTFORD, CONNECTICUT  06103-1106
TELEPHONE: (860) 466-1079
FACSIMILE:  (860) 466-1778


                                                                       VIA EDGAR
May 4, 2001



U.S. Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC  20549-0506

Attn:  Yolanda Ross
       Office of Insurance Products
       Division of Insurance Management

Re:      WITHDRAWAL REQUEST

To The Commission:

Please consider this letter an application to the Securities and Exchange Commission (the "Commission") pursuant to Rule 477 under the Securities Act of 1933 as amended (the "Securities Act") requesting withdrawal of the Form S-6 for Lincoln Life Flexible Premium Variable Life Account M (street name of "LVULcv-II") of The Lincoln National Life Insurance Company, File No. 333-54338.

The above-referenced filing was incorrectly submitted without financial statement modules. The filing will be resubmitted with all necessary modules as soon as possible. We now seek to withdraw the earlier, incomplete filing.

Please accept our apologies for whatever inconvenience this may have caused. If you should have any questions or comments, please contact the undersigned at
(860)-466-1079.

Sincerely,

/s/ Jeffrey A. Brine

Jeffrey A. Brine
Asst. Vice President &
Senior Counsel